Exhibit 21.1

Subsidiaries of Seventy Seven Energy Inc.

Name	State or Other Jurisdiction of Incorporation or Organization
Nomac Drilling, L.L.C.	Oklahoma

Performance Technologies, L.L.C.	Oklahoma

PTL Prop Solutions, L.L.C.	Oklahoma

Mid-States Oilfield Supply LLC	Oklahoma

Great Plains Oilfield Rental, L.L.C.	Oklahoma

Oilfield Trucking Solutions, L.L.C.	Oklahoma

Hodges Trucking Company, L.L.C.	Oklahoma

Keystone Rock & Excavation, L.L.C.	Oklahoma

Seventy Seven Land Company LLC	Oklahoma

Seventy Seven Operating LLC	Oklahoma

Seventy Seven Finance Inc.	Delaware

Western Wisconsin Sand Company, LLC	Wisconsin